Exhibit 99.3
Investor Link
July 18, 2 0 0 8
Business Outlook
•	For fiscal 2009, under US GAAP, revenue is expected to be between US$ 2.65 bn and US$ 2.69 bn, implying a growth rate of 24.0% to 26.0% over fiscal 2008. Basic earnings per ADS for fiscal 2009 is expected to be between US$ 1.45 and US$ 1.48*, implying a growth rate of 16.0 % to 18.4% over fiscal 2008.

•	Corresponding revenue under Indian GAAP consolidated is expected to be between Rs 11,181 crore and Rs 11,363 crore, implying a growth rate of 32.0 % to 34.1 % over fiscal 2008. EPS for the full year is expected to be between Rs. 31.83 and Rs. 32.35, implying a growth rate of 26.1 % to 28.2%.

•	For Q2 FY 2009, under US GAAP, revenue is expected to be between US$ 645.6 mn and US$ 651.9 mn, implying a growth rate of 3.5 % to 4.5%#. Basic earnings per ADS for the quarter are expected to be US$ 0.35*.

•	For Q2 FY 2009, under Indian GAAP consolidated, corresponding revenue is expected to be between Rs 2,743 crore and Rs 2,769 crore, implying a growth rate of 4.7 % and 5.7%; EPS for the quarter is expected to be between Rs. 7.71 and 7.78.

*	Excluding Fringe Benefit Tax (FBT) on ESOPs

#	Growth rate is after adjusting Q1 2009 revenue for US$ 13.5 mn due to foreign exchange fluctuation arising out of prevailing US GAAP standards. Unadjusted growth rate is 1.3% to 2.3%
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP Consolidated basis are:
•	Revenue was Rs.2620.8 crore; a YoY increase of 43.2% and a sequential increase of 8.5%.

•	Net Profit after Tax was Rs. 547.7 crore; a YoY increase of 44.8% and a sequential increase of 17.3%.

•	EPS for Q1 2009 was Rs. 8.16; a YoY increase of 43.9% and a sequential increase of 17.1%.

•	EBITDA margin for the quarter was 24.12%
US GAAP Highlights
The highlights of the results under US GAAP are:
•	Revenue was US$ 637.3 mn; up 40.9 % YoY and 3.9 % sequentially.

•	Net Income was $ 126.6 mn; YoY increase of 36.0 % and a sequential increase of 12.7%.

•	Basic earnings per ADS for the quarter was US$ 0.38; increase of 35.7 % YoY and up 11.8 % sequentially.

•	Operating margins (EBIT) for the quarter was 21.0%.
Other Highlights
•	The parent company ended the quarter with 46,620 associates, an addition of 651 associates including 161 trainees for Q1 09. The number of associates including the subsidiaries and joint ventures stood at 51,643

•	Attrition on a trailing twelve-months basis fell to 12.6 % from 13.1 % in Q4 FY08. Annualised quarterly attrition for the quarter stood at 10.95%

•	34 Customers added during the quarter
“Satyam forged ahead during the first quarter, despite difficult economic environments in key markets. Our focus on transformation initiatives is finding greater acceptance from customers enhancing our ability to garner a higher share of their spend.”

— Ramalinga Raju, Founder and Chairman

“Improved operational efficiency, better cost management and a favorable foreign exchange environment have helped us revise our fiscal 2009 EPS growth guidance upwards to 28% from 19% given earlier.”

— V. Srinivas, CFO
Q1 Table of Contents

Chairman’s Message
Dear Investor,
During the first quarter of Fiscal 2009, Satyam achieved an annual revenue run rate of Rs. 10,000 crore. In Q1, we grew by 8.5% as per Indian GAAP. We were able to deliver this performance on the back of 3% volume growth, helped, in part, by rupee depreciation. This, along with sustained operational efficiency, led to an increase in operating margins in Q1, which we believe will bolster annual margin performance.
Our US GAAP revenue for the quarter was $637 million, a growth of 41 percent year over year, and a sequential growth of 4 percent. Our earnings per ADS was 38 cents.
In Q1, we hosted more than 200 customer executives from around the world at our Customer Summit. We were encouraged by their positive inclination towards Satyam’s transformational capabilities and we are pleased to note that many of them are aligned to enter into long-term, sustainable partnerships.
Q1 also witnessed increased business activity in Asia Pacific and Middle East. Further, companies in Europe that were slow to embrace off shoring are showing increasing interest to capitalize on our global delivery model. These regions continue to promise significant growth going forward.
Against the backdrop of a better margin performance and prevailing forex rates, we are revising our guidance for FY09. Consolidated Indian GAAP revenue is expected to grow between 32.0% and 34.1% and EPS is expected to grow by 26.1% to 28.2%.
We remain positive and confident about our ability to deliver the stated guidance, notwithstanding the operational environment. For instance, in Q1, we had a loss of animation business in BPO, which led to lower-than-expected growth. Despite this, we delivered 3% volume growth. We believe that this loss of business was transient, and is limited to Q1.
We are yet to see clear and consistent signals emanating from the banking and financial service sector, which continues to be fluid. Moreover, the U.S.economy has been impacted by high energy costs and rising inflation. This impacts sectors such as retail and transportation, where there is greater need for higher operational efficiency in the near term. This we believe provides a fertile ground for transformational opportunities. This is especially true when near-term benefits can be demonstrated—although such projects require longer cycle times due to the cautious nature of the market. We remain alert to these market dynamics and continue to focus on delivering high impact and significant benefits to our customers. We are pleased with our ability to respond to these opportunities with our extended capabilities due to our recent acquisitions, such as Bridge Strategy Group and Nitor Global Solutions. In Q1, these efforts helped Satyam win three large deals. We were also, in specific instances, able to garner a higher share of our customer spending, which is reflected in the increase in customers with a run rate of $1 million, $5 million and $10 million.
We are encouraged by the continued demand in Enterprise Applications market where we enjoy a dominant position. This coupled with our investments in enhancing our global foot print and global delivery centers positions us better to deal with the current volatility in the market.
Finally, on the manpower front, attrition continues to trend downward; our annualized attrition for the first quarter was among the lowest in the industry at 10.95%. At the same time, our associate numbers have increased to 51,643, as of June 30th.

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			June		March
	June		2007 Quarter	March	2008 Quarter
	2008	2007	(%)	2008	(%)

Income
Services
— Exports	2,542.81	1,776.94	43.10	2,350.55	8.18

— Domestic	78.02	53.25	46.52	65.47	19.17

Total Services Income	2,620.83	1,830.19	43.20	2,416.02	8.48

Expenditure
Personnel Expenses	1,541.21	1,106.18	39.33	1,469.93	4.85
Cost of Software & Hardware sold	0.26	0.25	4.00	0.71	(63.38)
Operating and Administration Expenses	447.09	313.47	42.63	394.73	13.26

	1,988.56	1,419.90	40.05	1,865.37	6.60

Operating Profit (EBITDA)	632.27	410.29	54.10	550.65	14.82

EBITDA Margin	24.12%	22.42%		22.79%

Financial Expenses	5.74	3.32	72.89	4.57	25.60

Depreciation	46.70	38.69	20.70	43.53	7.28

Operating Profit after Interest, Depreciation & Miscellaneous Expenses	579.83	368.28	57.44	502.55	15.38

Other Income	33.12	63.20	(47.59)	22.97	44.19

Profit Before Tax	612.95	431.48	42.06	525.52	16.64

Provision for Taxation	65.25	53.16	22.74	58.67	11.22

Profit After Taxation and Before Minority Interest	547.70	378.32	44.77	466.85	17.32

Minority Interest	—	—

Profit After Taxation and Minority Interest	547.70	378.32	44.77	466.85	17.32

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	8.16	5.67	43.92	6.97	17.07

Diluted	8.00	5.53	44.67	6.82	17.30

No. of shares used in computing Earnings Per Share

Basic	671,378,359	667,398,284	—	670,207,831	—

Diluted	684,679,265	684,730,168	—	684,682,575	—

Q1: Performance against Guidance

	Parameters	Guidance	Actuals

Indian GAAP	Income from Software Services (Rs. crore)	2,500 to 2,512.5	2620.83

	EPS (Rs.)	7.64 to 7.68	8.16	*

US GAAP	Income from Software Services (USD Million)	631.7 to 634.8	637.30

	Basic EPADS (US $)	0.38	0.38	#

*	EPS is after factoring in an exchange loss of Rs. 36.3 crore for the quarter

#	EPADS is after factoring in an exchange loss of US $ 8.8 million and US $ 2.2 million FBT on ESOPs for the quarter

Indian GAAP Consolidated
Balance Sheet as at June 30, 2008

In Rs. crore
	June 30		March 31
	2008	2007	2008

Sources of Funds
Shareholders’ Funds
(a) Share Capital	134.50	179.03	134.10

(b) Share Application Money, Pending Allotment	0.10	4.52	1.83

(c) Reserves and Surplus	7,702.60	5,974.07	7,103.27

	7,837.20	6,157.62	7,239.20

Loan Funds
(a) Secured Loans	215.65	178.50	216.65

	8,052.85	6,336.12	7,455.85

Application of Funds
Fixed Assets
(a) Gross Block	2,126.21	1,604.64	1,960.19

(b) Less: Depreciation	1,189.55	1,021.54	1,141.73

(c) Net Block	936.66	583.10	818.46

(d) Capital Work in Progress	558.19	296.26	460.95

	1,494.85	879.36	1,279.41

Deferred Tax Asset (Net)	91.44	41.34	87.18

Current Assets, Loans and Advances
(a) Inventories	0.03	0.04	0.09

(b) Sundry Debtors	2,785.54	1,857.73	2,370.28

(c) Cash and Bank Balances	4,852.13	4,092.79	4,502.42

(d) Loans and Advances	442.26	280.88	391.92

(e) Other Current Assets	324.18	116.56	272.50

	8,404.14	6,348.00	7,537.21

Less: Current Liabilities and Provisions

(a) Current Liabilities	1,331.66	497.53	897.71

(b) Provisions	605.92	435.05	550.24

	1,937.58	932.58	1,447.95

Net Current Assets	6,466.56	5,415.42	6,089.26

	8,052.85	6,336.12	7,455.85

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			June		March
	June		2007 Quarter	March	2008 Quarter
	2008	2007	(%)	2008	(%)

Income

Services

— Exports	2,449.65	1,706.27	43.57	2,255.15	8.62

— Domestic	77.25	52.81	46.28	64.23	20.27

Total Services Income	2,526.90	1,759.08	43.65	2,319.38	8.95

Expenditure

Personnel Expenses	1,469.40	1,059.38	38.70	1,408.84	4.30

Operating and Administration Expenses	408.89	286.99	42.48	365.05	12.01

	1,878.29	1,346.37	39.51	1,773.89	5.89

Operating Profit (EBITDA)	648.61	412.71	57.16	545.49	18.90

EBITDA Margin	25.67%	23.46%		23.52%

Financial Expenses	1.53	0.51	200.00	0.68	125.00

Depreciation	39.95	32.55	22.73	36.80	8.56

Operating Profit after Interest and Depreciation	607.13	379.65	59.92	508.01	19.51

Other Income	29.62	61.85	(52.11)	18.46	60.46

Profit Before Tax	636.75	441.50	44.22	526.47	20.95

Provision for Taxation	60.84	52.36	16.20	58.02	4.86

Profit After Taxation (PAT)	575.91	389.14	48.00	468.45	22.94

Earnings Per Share — (Rs. per equity share of Rs. 2 each)

Basic	8.58	5.83	47.17	6.99	22.75

Diluted	8.41	5.68	48.06	6.84	22.95

No. of Shares used in computing Earnings Per Share

Basic	671,378,359	667,398,284		670,207,831

Diluted	684,679,265	684,730,168		684,683,919

Indian GAAP Standalone
Balance Sheet as at June 30, 2008

In Rs. crore
	June 30		March 31
	2008	2007	2008

Sources of Funds
Shareholders’ Funds
(a) Share Capital	134.50	133.53	134.10

(b) Share Application Money, Pending Allotment	0.10	4.52	1.83

(c) Reserves and Surplus	7,843.45	6,068.61	7,221.71

	7,978.05	6,206.66	7,357.64

Loan Funds
Secured Loans	28.93	17.91	23.67

	8,006.98	6,224.57	7,381.31

Application of Funds
Fixed Assets
(a) Gross Block	1,540.84	1,363.95	1,486.53

(b) Less: Depreciation	1,101.22	961.81	1,062.04
(c) Net Block	439.62	402.14	424.49

(d) Capital Work in Progress	556.80	293.38	458.63
	996.42	695.52	883.12

Investments	607.42	206.44	493.80

Deferred Tax Assets (net)	93.07	41.05	87.65

Current Assets, Loans and Advances
(a) Sundry Debtors	2,597.81	1,764.72	2,223.41

(b) Cash and Bank Balances	4,817.05	4,057.69	4,461.68

(c) Loans and Advances	462.28	291.70	400.20

(d) Other Current Assets	324.11	116.47	272.45

	8,201.25	6,230.58	7,357.74

Less: Current Liabilities and Provisions
(a) Current Liabilities	1,289.74	514.94	890.72

(b) Provisions	601.44	434.08	550.28
	1,891.18	949.02	1,441.00

Net Current Assets	6,310.07	5,281.56	5,916.74

	8,006.98	6,224.57	7,381.31

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended

	In million US dollars, except per share data and as stated otherwise
			Growth over		Growth over
			June		March
	June		2007 Quarter	March	2008 Quarter
	2008	2007	(%)	2008	%

Revenues	$637.3	$452.3	40.9	$613.3	3.9

Gross Profit	$251.6	$163.1	54.3	$234.1	7.5

Operating Income	$134.0	$90.1	48.7	$121.1	10.7

Operating Margin	21.03%	19.92%		19.75%

Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$140.2	$104.9	33.7	$125.5	11.7

Income Taxes	$(13.7)	$(11.8)	16.10	$(13.3)	3.0

Income Before Equity in Earnings / (Losses) of Associated Companies	$126.5	$93.1	35.9	$112.2	12.7

Equity in Earnings / (Losses) of Associated Companies, net of taxes	$0.1	—	—	0.10	0.0

Net Income	$126.6	$93.1	36.0	$112.3	12.7

Earnings Per ADS*:

Basic	$0.38	$0.28	35.7	$0.34	11.8

Diluted	$0.37	$0.27	32.1	$0.33	12.1

Weighted average number of ADS used in computing earnings per ADS (in millions)

Basic	334.60	332.55		333.40

Diluted	340.80	339.75		339.90

*	1ADS is equal to 2 shares
Reconciliation between Net Profit as per Indian GAAP Consolidated financials and US GAAP

			In million US $
	Quarter Ended June		Quarter ended
	2008	2007	March 2008
Profit as per Indian GAAP consolidated Financial Statements	$131.8	$92.1	$117.6

Add / (Deduct)

1 .Stock-based Compensation	$(0.9)	$(0.6)	$(0.6)

2. Others, net	$(4.3)	$1.6	$(4.7)

Net Income as per US GAAP Financial Statements	$126.60	$93.1	$112.3

Financial Highlights — IFRS
Audited Consolidated Statements of Operations Summary for the quarter ended

	In millions of US dollars except per share data and as stated otherwise
			Growth over		Growth over
			June 2007		March 2008
	June		Quarter	March	Quarter
	2008	2007	(%)	2008	(%)

Revenues	$637.3	$452.3	40.9	$613.3	3.9

Gross profit	$253.4	$163.4	55.1	$237.8	6.6

Operating income	$128.1	$91.5	40.0	$114.5	11.9

Operating Margin	20.10%	20.23%		18.67%	—

Income before income taxes, minority interest and equity in earnings/(losses) of associated companies	$143.1	$107.1	33.6	$130.4	9.7

Income taxes	$(14.2)	$(12.0)	18.33	$(13.3)	6.8

Income before equity in earnings / (losses) of associated companies	$128.9	$95.1	35.5	$117.1	10.1

Net income	$128.9	$95.1	35.5	$117.1	10.1

Earnings per ADS*:

Basic	$0.39	$0.29	34.5	$0.35	11.4

Diluted	$0.38	$0.28	35.7	$0.34	11.8

Weighted average number of ADS used in computing earnings per ADS (in millions)

Basic	334.60	332.55		333.4

Diluted	340.80	339.75	—	339.9

*	1 ADS is equal to 2 shares
Reconciliation between Net Profit as per Indian GAAP Consolidated profits and IFRS

			In million US $
	Quarter Ended June		Quarter ended
	2008	2007	March 2008

Profit as per Indian GAAP consolidated Financial Statements	$131.8	$92.1	$117.6

Add / (Deduct)

1. Stock-based Compensation	$(1.3)	$(0.6)	$(0.7)

2. Others, net	$(1.6)	$3.6	$0.2

Net Income as per IFRS	$128.9	$95.1	$117.1

Subsidiaries and Joint Ventures
Quarterly Q1 FY09

	In Rs. Crore
Subsidiaries	Revenue	PAT

Satyam BPO	48.97	(21.90)

Citisoft	23.02	(3.71)

STI	0.42	(0.69)

China	14.83	(5.95)

Bridge Strategy Group	33.19	4.84

Joint Ventures

CA Satyam	1.10	(0.58)

Satyam Venture	23.72	1.68

Business Outlook
Outlook is based on exchange rate of Rs.42.88/ US$
EPS and EPADS is based on basic number of shares / ADS

	Q1 2009	Q2 2009	Growth	FY 2008	FY 2009	Growth
Indian GAAP Consolidated Financials

Revenue (Rs. Crore)	2,621	2,743 to 2,769	4.7% to 5.7%	8,473	11,181 to 11,363	32.0% to 34.1%

EPS (Rs. per share)	8.16	7.71 to 7.78	-5.5% to -4.7%	25.24	31.83 to 32.35	26.1% to 28.2%

US GAAP

Revenue (US$ mn)	637.3	645.6 to 651.9	3.5% to 4.5%$	2,138	2,651.5 to 2,694.0	24% to 26%

EPADS (US$ per ADS)#	0.38	0.35*	-7.90%	1.25	1.45 to 1.48*	16.0% to 18.4%
Average INR/US$ exchange rate	42.46	42.88		40.03	42.78

*	Excluding Fringe Benefit Tax (FBT) on ESOPs

#	1 ADS is equal to 2 shares

$	Growth rate is after adjusting Q1 2009 revenue for US$ 13.5 mn due to foreign exchange fluctuation arising out of prevailing US GAAP standards. Unadjusted growth rate is 1.3% to 2.3%

Awards & Recognition
Satyam’s Leadership Certification Process wins ASTD Award
Satyam earned the American Society of Training and Development’s (ASTD) Excellence in Practice Citation. Satyam was honored for its Full Life Cycle Leader Certification (FLCL) process, which equips new leaders with the right tools, skills and knowledge to complement the organization’s distributed leadership business framework.
Satyam Wins Two Computerworld Honors Program Awards
Both Satyam submissions to the 2008 IDG Computerworld Honors Program (CHP) received 21st Century Achievement Awards—the first time a submitting organization has had more than one winner. The Byrraju Foundation was honored for a program that delivers electrocardiograms to rural Indians, Emergency Management and Research Institute (EMRI) for its Call 108 service, a program based on emergency numbers such as 911 in the United States and 112 in Europe.
Satyam Positioned in Gartner’s ‘Challengers’ Quadrant for BI and PM
Satyam was positioned in the ‘Challengers’ quadrant of Gartner’s “Magic Quadrant for Business Intelligence and Performance Management Services, North America.” The report analyzes the market for BI and PM solution implementation services (in North America.)
Satyam honored as Microsoft Partner of the Year Finalist
Satyam was a finalist for a Microsoft Worldwide Partner of the Year Award for its Business Intelligence and Data Management Solutions. Finalists delivered exemplary solutions to customers and demonstrated significant customer impact, originality, effective time-to-market, deployment of advanced features, and the ability to optimize their use of Microsoft technologies to meet business needs.
Satyam BPO Ranked No. 2 Global BPO vendor
Satyam BPO has been ranked second among the world’s leading BPO vendors in Brown-Wilson Group’s Black Book of Outsourcing. Satyam BPO also ranked fourth on the Knowledge Process Outsourcing Vendors list. More than 4,000 organizations were evaluated in compiling the lists.
For the third consecutive year, Satyam BPO has been ranked among the top 10 in Brown-Wilson Group’s Black Book of Outsourcing. In 2007 and 2006, Satyam BPO had been ranked in several categories such as FAO, KPO and Energy and Utilities. It also won two prestigious Six Sigma IQ Excellence Awards—for Best Defect Elimination in Service & Transaction and Best Design for Six Sigma.

Business Highlights
Satyam endeavors to increase its footprint in new geographies while enhancing its capabilities in strategic industries and services. Several of our new Q1 engagements reflect this approach; they are summarized here.
•	Satyam announced the successful go-live of the end-to-end enterprise data warehouse (EDW) implementation project for one of its strategic customers in the telecom space. The success through this engagement marks one of the first real enterprise data warehouse solutions built ground-up, and one of the largest and most complex data warehouse implementations in the world. Satyam undertook end-to-end planning and execution of this program, thereby generating immense business value for the customer.

•	Bridge Strategy Group, a Satyam company, helped a US-based electric utility with an acquisition, due diligence and integration planning of a regional utility with more than one million customers. The acquisition will transform power utilities in the Midwest region of the US.

•	Citisoft, a Satyam company, partnered one of the largest independent global investment management firms to frame the business drivers, vision and objectives for a Global Equity Platform (GEP) implementation project. The Satyam team proposed an equity systems model that highlighted advantages of a single equity platform and its potential cost savings.

•	Satyam is leveraging its full suite of end-to-end offerings to design a complete avionics system for a new generation of planes. The Aircraft Data Acquisition and Recording System project calls for a line replaceable unit and a complete avionics system that comply with FAA standards.

•	Satyam helped a global consumer packaged goods company analyze the process gaps in its efforts to establish a process framework for its global and regional IT ecosystem. The framework has increased reliability, process compliance and standardization of business processes.

•	A leading Indian Bank has entrusted the task of customizing and implementing a treasury management system to automate the client’s treasury operations. The system will enable the bank to close all trades accurately, reduce turnaround time and comply with local reporting requirements.

•	Satyam facilitated the strengthening of capabilities, brand and values of Loyalty Programs for the world’s leading Australian carrier. Satyam also enhanced their information capabilities to enrich the on-line shopping experience for their customers.
Satyam Named SAP Global Partner
SAP has named Satyam a Global Services Partner, a distinction that means the company helps Fortune 1000 companies reliably and rapidly implement SAP solutions and transform business processes. Satyam, with one of the world’s largest SAP practices, joins a select group of large consultancies in the partnership, which is designed to enhance customer investments in SAP solutions.
Satyam also earned an SAP Pinnacle Award in the Ecosystem Expansion Category. Pinnacle Awards are granted to leading SAP partners who have excelled at enhancing the customer experience and addressing critical issues, such as accelerating innovation and improving return on investment. Award recipients develop partnerships with SAP and mutual business by providing high quality products, solutions and services to customers.

Operational Parameters for Q1, Fiscal 2009
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Volume Growth (%)

Particulars	Q1 2009	Q4 2008	Q1 2008
Change in Volume (Total)	3.01	8.78	9.5
Break up of export revenue between offshore and onsite (%)

Location	Q1 2009	Q4 2008	Q1 2008	FY 2008
Offshore	52.66	52.68	51.96	51.84
Onsite	47.34	47.32	48.04	48.16

Total	100.00	100.00	100.00	100.00
Revenue by region (%)

Region	Q1 2009	Q4 2008	Q1 2008	FY 2008
America	60.32	60.62	61.71	60.17
Europe	20.65	20.69	20.1	20.58
Rest of World	19.03	18.69	18.69	19.25

Total	100.00	100.00	100.00	100.00
Revenue by service offerings (%)

Technology	Q1 2009	Q4 2008	Q1 2008	FY 2008
Application Development & Maintenance Services	44.63	44.37	43.7	44.02
Consulting and Enterprise Business Solutions	44.7	45.06	44.2	44.87
Extended Engineering Solutions	6.8	6.71	7.2	6.8
Infrastructure Management Services	3.87	3.86	4.9	4.31

Total	100.00	100.00	100.00	100.00
Revenue by line of business (%)

Line of business	Q1 2009	Q4 2008	Q1 2008	FY 2008
Banking, Financial Services & Insurance	21.38	21.84	23.75	22.87
Manufacturing	23.07	23.53	25.87	23.99
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	21.9	21.5	21.95	22.49
Healthcare & Pharma	7.06	7.08	8.03	7.73
Retail, Transportation & Logistics	10.46	9.59	6.9	8.4
Others	16.13	16.45	13.5	14.52

Total	100.00	100.00	100.00	100.00

Operational Parameters for Q1, Fiscal 2009 (contd.)
Revenue by contract type (%)

Contract	Q1 2009	Q4 2008	Q1 2008	FY 2008
Time & Material	66.97	67.19	67.91	67.64
Fixed Bid	33.03	32.81	32.09	32.36
Total	100.00	100.00	100.00	100.00
Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2007
Onsite	-0.15	5.12	5.42
Offshore	-0.23	3.94	4.49
B. Associate Data
Location-wise break up of Associates

Particulars	Q1 2009	Q4 2008	Q1 2008
Onsite	9,497	9,391	7,635
Offshore	32,776	32,767	27,600
Domestic	1,594	1,121	1,121
Total Technical	43,867	43,279	36,356
Support	2,753	2,690	2,030
Total	46,620	45,969	38,386

Total number of associates including subsidiaries & joint ventures is 51, 643
Attrition(%)

Particulars	Q1 2009	Q4 2008	Q1 2008
Attrition rate (TTM)	12.58	13.09	14.9
Utilization/Loading rates (in %)

Particulars	Q1 2009		Q4 2008	Q1 2008	FY 2008
Onsite	96.51		97.33	96.19	96.89
Offshore	75.04	#	85.6	79.92	82.86
Domestic	97.92		98.28	70.04	89.18
Offshore with trainees	73.66	#	81.84	76.54	78.40

#	The base for computing offshore utilisation has been increased to 2,120 hours from 1,884 hours per annum effective Fiscal 2009. Using the old base, offshore utilisation is 84.4% and offshore utilisation with trainees is 82.9%

Operational Parameters for Q1, Fiscal 2008 (contd.)
C. Customer Information
Revenue contribution (in %)

Revenues from	Q1 2009	Q4 2008	Q1 2008
Top customer	4.45	4.51	5.66
Top 5 customers	19.11	18.99	21.08
Top 10 customers	30.6	30.85	34.35
Number of customers with annualized billing exceeding:

Revenues of	Q1 2009	Q4 2008	Q1 2008
US$ 1 million	237	230	190
US$ 5 million	93	85	65
US$ 10 million	52	50	36
Revenue from existing business and new business (%)

	Q1 2009	Q4 2008	Q1 2008
Existing business	93.03	93.39	89.48
New business	6.97	6.61	10.52
Total	100.00	100.00	100.00
Other Information

Particulars	Q1 2009	Q4 2008	Q1 2008
New customers added	34	32	29
Number of active customers	631	617	551
Receivable days	93	86	90

Total number of customers including subsidiaries is 670

About Satyam Computer Services Limited
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and 66* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 51,643* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 670* clients, including more than one third of the Fortune 500. For more information, see www.satyam.com.

*	As of June 30, 2008
Safe Harbor
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended December 31, 2007 furnished to the United States Securities and Exchange Commission on January 28, 2008 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.
Contact Information
Anomitra Bhattacharyya
Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-30654182 Fax: +91-40-27840058
Email: Investorrelations@satyam.com